TOWER ONE WIRELESS CORP.
Quarterly Report
June 30, 2021

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report August 30, 2021

The following amended management's discussion and analysis ("MD&A") has been prepared as of August 30, 2021 and should be read in conjunction with the consolidated financial statements and accompanying notes for the quarter ended June 30, 2021which are prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are stated in Canadian dollars unless otherwise indicated

This MD&A includes certain statements that may be deemed "forward-looking statements". Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Nature of Business

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of June 30, 2021, the Company had a total of 11 signed master lease agreements ("MLAs") with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 183 sites. In Argentina, the Company had executed MLAs with Claro, Telecom and DirecTV and a backlog of approximately 17 sites. In Colombia, the Company had executed MLAs with Claro, Telefónica, Avantel, DirecTV, Tigo and Wom and a backlog of approximately 151 sites. In Mexico, the Company had executed MLAs with Altan and AT&T and a backlog of approximately 15 sites.

Tower One Wireless Corp. ("Tower One" or the "Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the "Agreement") with Tower Three SAS ("Tower Three") and the shareholders of Tower Three SAS.  According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the "Acquisition").  Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer.  The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken").  Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015.

On March 1, 2019, the Company entered into an agreement to buy the remaining 30% ownership interest of TCTS from its previous shareholders for US$ 80,000. With this agreement, Tower One Wireless owns 100% of the shares of TCTS.

On August 1, 2019, the Company entered into a 50% joint venture with an international operator (the "JV Partner") that has experience in running over 600 crews in their markets and installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS's ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, the JV Partner made an investment of US$250,000 into TCTS for a 50% ownership interest in the subsidiary. These funds were used for operations.

On October 18, 2019, the Company entered into a Share Purchase Agreement with the shareholder of Innervisions Telecom S.A.S. ("Innervisions") to acquire the remaining 10% ownership interest, through its Colombian Subsidiary, Tower Three S.A.S. To obtain the 10% ownership interest, the Company received the remaining 300 shares in exchange for a purchase price of COP $7,000,000.

On June 2021, the Company completed the acquisition of additional common shares of Evotech not previously owned by Tower 3 SA. The Company acquired 26.25% interest for total purchase price of $37,109 ($30,000 United States Dollar).

1.3 Overall Performance

Highlights during the period ending June 30, 2021:

  A total of 53 new towers were constructed during this period, and 1 new collocation was signed.

  As of June 30, 2021, an additional 183 sites were in different stages of Work in Progress (17 in Argentina, 151 in Colombia and 15 in Mexico).

  The Company announced a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total one hundred and ninety one (191) completed wireless towers throughout Argentina, Colombia and Mexico, with thirty-nine (39) collocations. Tower One has a backlog of over one hundred and eighty three sites awarded for Build To Suit "BTS" tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2021.

1.4 Results of Operations

	June 30, 2021 $	June 30, 2020 $
Net loss	(1,642,128)	(1,371,737)
Basic and diluted loss per share	(0.02)	(0.01)
Cash	1,317,207	256,976
Total Assets	20,786,303	11,310,973
Non-Current Liabilities	14,888,812	4,029,920

During the quarter ended June 30, 2021, the Company incurred net loss from the operations of $ 1,642,128 (June 30, 2020 - loss $1,371,737). The main reason for the variance was a decrease in the gross profit of 699,825 that was lead by the towers sold during Q2 2020 in Argentina for proceeds of 1,851,992

As at June 30, 2021, the Company had a negative working capital of $14,276,631 from continuing operations (June 30, 2020- $14,220,803) and an accumulated deficit of $26,905,489 (June 30, 2020 - $24,095,809). The decrease in the working capital ($55,828) was as a result of the reclassification for Bonds payable from non current to current liabilities ($1,930,450), that was partially offset by the decrease for the customers deposits due to the tower sold for $974,788 and the repayment of the loans from related parties $823,682.

Total revenue was $652,105 for the quarter ended June 30, 2021 compared to $4,150,141 as of June 30, 2020, the main reason for the decrease was the sale of 28 towers in Mexico for $3,497,083 during the second  quarter of 2020. The Company expects to generate revenues in 2021 mostly from monthly lease payments by MNOs on existing and future tower sites, and a sale of assets in Argentina.

During the quarter ended June 30, 2021, the Company incurred professional fees in the amount of $428,959 (June 30, 2020 - $177,803). The main reason for the increase was that salaries & wages for $273,417 were included in a separate line for the PL Q2 2020.

During the quarter ended June 30, 2021, office and miscellaneous expenses increased to $116,845 compared to $88,059 for the quarter ended June 30, 2020 mainly due to an adjustment related to rent included in Q2 2020 that makes it negative ($16,325 Q2 2021 vs -$5,861 Q2 2020).

During the quarter ended June 30, 2021, advertising and promotion increased to $40,911 compared to $1,206 for the quarter ended June 30, 2020. The reason for the increase was that in Q2 2020 meals and entertainment and commission expenses for $53,410 were included in the line of office and miscellaneous.

During the quarter ended June 30, 2021, the Company incurred travel expense in the amount of $7,224 (June 30, 2020 - $50,700). The main reason for the decrease was a reduction in TCTSs travels compared to Q2 2020 as it currently doesn't have operations ($23,045), in addition there was a reduction in Tower One compared to Q2 2020 ($29,261).

The Company incurred $563,811 in interest, financing charges and bank charges during the quarter ended June 30, 2020 compared to $312,447 in the prior year due to the interest related to the new loans in 2021.

During the quarter ended June 30, 2021, maintenance and operation expenses increased to $148,538 from null compared to June 30, 2020 mainly due to the reclassification from professional fees to maintenance and operation expenses in 2021. In 2020 the balance included as Salaries & Wages that we should consider in order to make it comparable was $266,683.

During the quarter ended June 30, 2021, the Company recorded $173,270 in unrealized foreign exchange gain due to differences in functional and presentation currency which has been booked to accumulated other comprehensive loss. The Company's presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. Canadian Dollar; Tower Three and Innervisions is the Colombian Peso; Evolution Technology S.A. and Tower 3 is the Argentina Peso; TCTS is the US Dollar; and Mexmaken is the Mexican Peso.

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

Selected Quarterly Information

	June 30, 2021 $	March 31, 2021 $	December 31, 2020 $	September 30, 2020 $	June 30, 2020 $	March 31, 2020 $	December 31, 2019 $	September 30, 2019 $	June 30, 2019 $
Revenue	652,105	1,050,880	1,798,832	542,323	4,150,141	2,634,786	(185,606)	841,491	266,724
Net loss from continuing operations	(1,642,128)	(437,249)	(655,268)	(1,858,471)	(1,371,737)	211,172	(4,272,091)	(2,578,192)	(2,598,967)
Cash	1,317,207	363,534	122,759	125,780	256,976	55,586	56,629	166,943	48,325
Total Assets	20,786,303	13,809,259	11,109,460	9,973,575	11,310,973	14,097,343	16,001,049	15,243,472	15,857,084
Non-Current Liabilities	14,888,812	1,612,526	1,737,225	1,670,462	4,029,920	4,020,786	4,284,401	1,894,082	3,027,561

Significant factors and trends that have impacted Tower One's results during the years presented above include the following:

a) The impairment of investments in the total amount of $441,292 incurred in the fourth quarter of 2019 was a one-time expense; in 2019 the amount recorded in the fourth quarter related to impairment of investments was $1,531,742.

b) During the second and the fourth quarter of the year 2020, the company sold towers in Mexico for the total of $5,119,888, that explains the revenue increase for those periods. Also, during the first quarter the towers that were allocated as held for sale in 2019 were actually sold in Argentina for a total of $1,274,154, explaining the revenue increase for that period.

1.5 Liquidity and Capital Resources

As at June 30, 2021, the Company has total assets of $20,786,303, cash of $1,317,207 and a negative working capital from operations of $14,276,631. The decrease in working capital is primarily due to building towers, operating activities and the increase of the current portion of Bonds Payable.

During the period ended June 30, 2021, the Company incurred $(2,662,962)  from operating activities compared to $(1,773,058)  during the quarter ended June 30, 2020.

During the quarter ended June 30, 2021, the Company spent $(5,609,760) primarily on building towers, compared to $2,586,822 during the quarter ended June 30, 2020.

During the period ended June 30, 2021, the Company receive cash from loans of $9,790,934 ($null - June 30, 2020), loans from related parties of $(79,830) ($556,838- June 30, 2020); repaid loans for  $57,386 ($425,256 - June 30, 2020), loans from related parties for $234,247 ($null - June 30, 2020) and convertible debt for $null ($745,000- June 30, 2020).

At June 30, 2021, share capital was $16,900,668 comprising 100,403,732 issued and outstanding common shares and outstanding. There are no common shares held in escrow as of June 2021.

At present, the Company's operations generate minimal cash inflows and its financial success after June 30, 2021 is dependent on management's ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate enough cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6 Share Capital

As at June 30, 2021, the Company had 100,403,732 common shares issued and during the year the escrow shares were released upon achieving the performance obligations.

1.7 Share Purchase Warrants

As at June 30, 2021, the Company had 921,780 warrants issued and outstanding.

1.8 Stock Options

As at June 30, 2021, the Company had 1,275,000 stock options issued and outstanding of which all the options are exercisable.

1.9 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10  Transactions with Related Parties

Loans payable to related parties include loans and advances received from related individuals and companies. As at June 30, 2021 and December 31, 2020, the Company has the following loan balances with related parties:

June 30, 2021 $	December 31, 2020 $	Currency	Rate %	Terms
3,539,641	3,839,459	US$	12% - 18%	Unsecured, due on demand
4,456	18,546	Colombian Pesos	0%	Unsecured, due on demand
12,573	12,743	Argentinian Pesos	18%	Unsecured, due on demand
3,556,670	3,870,748

During the period ended June 30, 2021, the Company has incurred interest expense of $102,976 (US$83,910) (2020 -$126,713) in connection with the related party loans noted above. As at June 30, 2021, $597,374 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in US$):

		Six Months period ended
	June 30,2021	June 30, 2020
Consulting fees paid to the CEO	132,000	132,000
Consulting fees paid to the COO	102,000	102,000
Consulting fees paid to the CFO	17,000	102,000
	251,000	336,000

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the year ended December 31, 2018 the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692.

As at June 30, 2021, $187,100 (June 2020 -264,100) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position.

1.11 Subsequent Events

1. On August 9, 2021, the Company closed an agreement to sold 45 towers, structures and 13 towers that were in progress from Evotech SA for a total of USD $3,400,000 approximately.

1.12 Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2020.

The condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements for the period ended June 30, 2021.

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements:

  Loss per Share
  Revenue recognition
  Foreign currency translation
  Property and equipment
  Intangible asset
  Impairment
  Share Capital
  Share-based payments
  Income taxes
  Provisions
  Financial Instruments
  IFRS-16 Leases (implemented in 2019)

1.13 Financial Instruments and Other Instruments

As at June 30, 2021, the Company's financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

• Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $ 1,462,152 (2020 - $1,166,502). Accounts receivable are shown net of provision of credit losses of $ 70,493 (2020 - $129,101).

Interest rate risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.  The Company uses cash to settle its financial obligations as they fall due.  The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at June 30, 2021 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	5,108,584	5,108,584	5,108,584	-	-	-
Interest payable	683,055	683,055	683,055	-	-	-
Loans payable	13,318,135	13,318,135	1,664,205	1,162,587	874,268	9,617,076
Loans from related parties	3,556,670	3,556,670	3,556,670	-	-	-
Bonds payable	1,930,450	1,954,300	1,954,300	-	-	-
Lease liability	3,406,530	7,444,696	746,094	2,196,929	1,357,368	3,144,305
Total	28,003,424	32,065,440	13,712,908	3,359,516	2,231,636	12,761,381

The Company has a working capital deficiency as of June 30, 2021 of $14,276,631. Customer deposits consist of funds received from customers in advance of towers sold. As of June 30, 2021, the Company received $5,043,898 (2020 - $6,018,686) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2021, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	13,735	1,259,797	6,224	1,785	1,281,541
Amounts receivable	538,083	507,494	350,178	-	1,395,754
Accounts payable and accrued liabilities	(362,350)	(2,058,327)	(771,429)	(166,026)	(3,358,132)
Customer deposits	-	(4,558,654)	(485,243)	-	(5,043,898)
Interest payable	-	(152,138)	-	-	(152,138)
Lease liability	(518,282)	(2,800,867)	(87,381)	-	(3,406,530)
Loans payable	-	(11,733,649)	(144,202)	-	(11,877,852)
Loans from related parties	-	(4,456)	-	-	(4,456)
Net	(328,814)	(19,540,801)	(1,131,854)	(164,241)	(21,165,710)

1.14 Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Significant areas requiring the use of management estimates include the following:

(i)  Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value.  Determining fair value requires management to use estimates that could be material.  Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses.  Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 18. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(iii)  Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in similar economic environment.

v)  Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At June 30, 2021, the Company has an allowance for doubtful accounts of $70,493 (2020 - $129,101).

vi) Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management's estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

vii) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

viii) Fair value of assets acquired in a business combination

The determination of fair value of assets acquired requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the assets acquired require judgment and include estimates of future cash flows.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)  Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities' activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv)  Intangible Assets - impairment

The application of the Company's accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available.  If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(vi)  Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vii)  Property and Equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(viii)  Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(ix) Application of IFRS 16

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(x) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities

1.15 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 100,403,732 common shares issued and outstanding.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company's main products could have a significant and adverse effect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended June 30, 2021 of $1,642,128 and has a deficit of $26,905,489. During 2021 the company was able to enter into a long term financial agreement with a commercial bank for up to $11 million (Colombian Peso $31,632,000,000) and also entered into an agreement with Commerk with a 7 year term for construction projects the first one being the construction of 220 towers. Commerk is committed to spend 25% of the construction cost, this will help the company to mitigate the financial risk due to the short term financing.